

07006764



RECEIVED
MAR 5 2007
152

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

FACING PAGE

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SEC FILE NUMBER

8- 47813

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 AND ENDING December 31, 2006
                                MM/DD/YY                      MM/DD/YY

## A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY

37583
FIRM I.D. NO.

NAME OF BROKER-DEALER: AssetMark Capital Corporation.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 Contra Costa Blvd.
                              (No. and Street)

Pleasant Hill              CA                        94523 -
    (City)                (State)                    (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ronald D. Cordes                    925-521-1040
                                              (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wilson Markle Stuckey Hardesty & Bott
(Name – if individual, state last, first, middle name)

101 Larkspur Landing Circle, Ste. 200     Larkspur        CA              94939·
        (Address)                          (City)         (State)        (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 17 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



## OATH OR AFFIRMATION

I, <u>Ronald D. Cordes</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>AssetMark Capital Corporation,</u> as of <u>December 31</u>, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
President
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
- ☒ Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
- ☐ consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*\*\*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**AssetMark Capital Corporation**

Financial Statements

and Supplemental Information

Year ended December 31, 2006

with

Reports of Independent Auditors

# Contents



# WILSON MARKLE STUCKEY HARDESTY & BOTT

## Report of Independent Auditors

The Board of Directors
AssetMark Capital Corporation

We have audited the accompanying statement of financial condition of AssetMark Capital Corporation as of December 31, 2006, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the management of AssetMark Capital Corporation. Our responsibility is to express an opinion on these financial statements, based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AssetMark Capital Corporation as of December 31, 2006, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was primarily for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements. The supplemental information is required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the same auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements, taken as a whole.

*Wilson Markle Stuckey Hardesty & Bott*

Wilson Markle Stuckey Hardesty & Bott
February 8, 2007

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Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

**AssetMark Capital Corporation**
Statement of Financial Condition
December 31, 2006

Assets

Current asset -

| | | |
|---|---|---|
| Cash | $ | 7,998 |
| Total assets | $ | 7,998 |

Liabilities and Stockholders' Equity

Current liability -

| | | |
|---|---|---|
| Accounts payable and accrued liabilities | $ | - |

Stockholders' equity

| | |
|---|---|
| Common stock, no par value, 200,000 shares authorized, 161,940 shares issued and outstanding | 91,250 |
| Accumulated deficit | (83,252) |
| Total stockholders' equity | 7,998 |
| Total liabilities and stockholders' equity | $ 7,998 |

See accompanying notes

**AssetMark Capital Corporation**
Statement of Operations
Year ended December 31, 2006

| | | |
|---|---|---:|
| Revenues | | |
| Interest income | $ | 13 |
| Expenses | | |
| Bank charges | | 31 |
| | | |
| Net loss | $ | (18) |

See accompanying notes

**AssetMark Capital Corporation**
Statement of Stockholders' Equity
Year ended December 31, 2006

| | Common stock | | Accumulated | Total stockholders' |
| | Shares | Amount | deficit | equity |
|---|---|---|---|---|
| Balances, December 31, 2005 | 161,940 | $ 91,250 | $ (83,234) | $ 8,016 |
| Net loss | - | - | (18) | (18) |
| Balances, December 31, 2006 | 161,940 | $ 91,250 | $ (83,252) | $ 7,998 |

See accompanying notes.

-4-

**AssetMark Capital Corporation**
Statement of Cash Flows
Year ended December 31, 2006

Cash flows from operating activities

| | | |
|---|---|---|
| Net income | $ | (18) |
| Net cash used by operating activities | | (18) |
| Net increase in cash | | (18) |
| Cash, December 31, 2005 | | 8,016 |
| Cash, December 31, 2006 | $ | 7,998 |

See accompanying notes.

## AssetMark Capital Corporation
### Notes to Financial Statements
#### December 31, 2006

### Note 1 – Basis of presentation and summary of significant accounting policies

#### Basis of presentation

The accompanying financial statements include the accounts of AssetMark Capital Corporation (the "Company").

The Company was incorporated in California on October 3, 1994. The Company received regulatory approval to sell securities in all states on March 6, 1995, and is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD"). The Company claims exemption from SEC Rule 15c3-3 because of its limited business (mutual funds). The Company does not handle securities or carry customer accounts.

At December 31, 2005, 47.5% of the Company was owned by Putnam Lovell Equity Partners, LP. And four individuals held the remaining shares. Effective October 20, 2006, all of the outstanding shares of the Company were acquired by Genworth Financial, Inc. pursuant to an agreement and plan of mergers among several entities.

#### Nature of operations

Revenues to the Company in previous years consisted principally of fees from the sale of shares in one real estate mutual fund. The Company stopped selling shares of this fund in 2002, but continued to receive residual distribution and marketing fees the balance of which were collected during the year ended December 31, 2003. Thereafter the Company's operations have consisted of regulatory registration and compliance, the costs of which have been paid by an affiliate.

#### Basis of accounting

The financial statements of the Company have been prepared under accounting principles generally accepted in the United States and reflect the following significant policies.

#### Revenue recognition

Investment income is recorded as earned.

Note 1 – Basis of presentation and summary of significant accounting policies (continued)

Cash

For purposes of the statement of cash flows, cash consists of amounts on deposit with a commercial bank in an interest bearing account, available on demand.

Fair value of financial instruments

Substantially all assets and liabilities carried at historical cost or contract value approximate fair value due to their relative short-term nature.

Advertising costs

Costs incurred for producing and communicating advertising are expensed when incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 – Transactions with affiliate

The Company is affiliated with AssetMark Investment Services, Inc. as a result of common ownership. During the year ended December 31, 2006, the Company occupied office space and received certain administrative services provided by AssetMark Investment Services, Inc. at no charge. As a result of this relationship, certain amounts may not be the same as those that would result from transactions between unrelated parties.

The Company has an agreement with AssetMark Investment Services, Inc., which

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Note 2 – Transactions with affiliate (continued)

states that AssetMark Investment Services, Inc. stands ready to pay expenses on behalf of the Company as notified by the Company. Any payment so made by AssetMark Investment Services, Inc. will be made without expectation of future repayment by the Company.

No payments were made to AssetMark Investment Services, Inc. for operations through December 31, 2006.

Note 3 – Income taxes

The Company provides for income taxes for all transactions that have been recognized in the financial statements, determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." The Company had no income tax expense for the year ended December 31, 2006 because of the net loss incurred for the year.

As of October 20, 2006, the date of the Company's final income tax filing as a separate entity, the Company had a deferred tax asset resulting from its net operating loss carryforward that had been fully offset by a valuation allowance. The loss carryforward amounted to approximately $40,000 for federal income tax purposes expiring from 2023 to 2024, if not utilized. Utilization of the loss carryforward may be limited as a result of certain change of control provision of section 383 of the Internal Revenue Code.

Note 4 – Net capital requirement

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC (the "Rule"). The Rule requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $5,000 or 12.5% of aggregate indebtedness, as defined under the Rule.

As of December 31, 2006, the Company had net capital, as defined under the Rule, of $7,998, which exceeded the minimum requirement of $5,000 by $2,998. The Company's aggregate indebtedness, as defined under the Rule, was zero

Supplemental Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

## AssetMark Capital Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
Year ended December 31, 2006

| | | |
|---|---|---|
| Balance, December 31, 2005 | $ | - |
| Increases (decreases) | | - |
| Balance, December 31, 2006 | $ | - |

# AssetMark Capital Corporation
## Computation of Net Capital Under Rule 15c3-1 of the
## Securities and Exchange Commission
### December 31, 2006

Net Capital

   Total stockholder's equity                                 $ 7,998

   Adjustments to net capital pursuant to Rule 15c3-1:

      Non-allowable assets                                    -

      Security haircut – money market                     -

   Net capital                                     <u>$ 7,998</u>

Total Aggregate Indebtedness

   Total aggregate indebtedness                    <u>$ -</u>

Computation of Basic Net Capital Requirement

   Minimum net capital required
     (6.67% of total aggregate indebtedness)         <u>$ -</u>

   Minimum dollar net capital requirement of reporting broker-dealer     <u>$ 5,000</u>

   Net capital requirement                          <u>$ 5,000</u>

   Excess net capital                               <u>$ 2,998</u>

   Percentage of aggregate indebtedness to net capital            -%

Statement pursuant to paragraph (d)4 of Rule 17a-5 at December 31, 2006

There is no material difference between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation included in the Company's unaudited Part IIA FOCUS Report filing.

**AssetMark Capital Corporation**
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

The Company is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of Rule 15c3-3.

---

**AssetMark Capital Corporation**
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2006

A supplementary report pursuant to Rule 17a- 5(d)(4) and the information relating to possession or control requirement under Rule 15c3-3 are not required under Rule 17a-5(e)(1)(i)(A) and Rule 15c3-3(k), respectively.



# WILSON MARKLE STUCKEY HARDESTY & BOTT

### Report of Independent Auditors on Internal Accounting Control
### Required by SEC Rule 17a-5

The Board of Directors and Stockholders
AssetMark Capital Corporation

We have audited the financial statements of AssetMark Capital Corporation for the year ended December 31, 2006, and have issued our report thereon dated February 8, 2007. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also studied the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 10 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

-12-

Certified Public Accountants - A Professional Corporation
101 LARKSPUR LANDING CIRCLE, SUITE 200, LARKSPUR, CA 94939
Tel: 415-925-1120 ◆ ◆ Fax: 415-925-1140 ◆ ◆ Internet: www.wmshb.com

# CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

State of California

County of _Contra Costa_ } ss.

On _February 13, 2007_ before me, _Cindy Hinton, Notary Public_
     Date                                 Name and Title of Officer (e.g., "Jane Doe, Notary Public")

personally appeared _Ronald D. Cordes_ ,
                                        Name(s) of Signer(s)

☒ personally known to me

☐ proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

**CINDY HINTON**
Commission # 1473302
Notary Public - California
Contra Costa County
My Comm. Expires Feb 29, 2008

Place Notary Seal Above

WITNESS my hand and official seal.

_Cindy Hinton_
Signature of Notary Public

———————————— OPTIONAL ————————————

*Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.*

**Description of Attached Document**

Title or Type of Document: _2006 Annual Audited Report_

Document Date: _February 8, 2007_      Number of Pages: _18_

Signer(s) Other Than Named Above: _____

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: _Ronald D. Cordes_

☐ Individual
☒ Corporate Officer — Title(s): _President_
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____
_AssetMark Capital Corp._

RIGHT THUMBPRINT OF SIGNER
Top of thumb here

Signer's Name: _____

☐ Individual
☐ Corporate Officer — Title(s): _____
☐ Partner — ☐ Limited ☐ General
☐ Attorney in Fact
☐ Trustee
☐ Guardian or Conservator
☐ Other: _____

Signer Is Representing: _____

RIGHT THUMBPRINT OF SIGNER
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END